Filed Pursuant to
                                                     Rule 424(b)(1)
                                                     Registration No. 333-117954







PROSPECTUS

                         RADA ELECTRONIC INDUSTRIES LTD.
                            6,305,892 Ordinary Shares

        This prospectus relates to up to 6,305,892 ordinary shares of RADA Electronic Industries Ltd. that the selling shareholders named in this prospectus or their transferees may offer from time to time. Of the ordinary shares offered hereby, 1,800,000 ordinary shares were issued to the selling shareholders and up to: (i) 1,857,142 ordinary shares are issuable upon conversion of $3 million of convertible notes, (ii) 1,430,000 ordinary shares are issuable upon exercise of additional investment rights; and (iii) 1,218,750 ordinary shares are issuable upon exercise of warrants. Such convertible notes, additional investment rights and warrants were issued to the selling shareholders pursuant to a Securities Purchase Agreement, dated as of July 9, 2004. The registration of the ordinary shares does not necessarily mean that the selling shareholders or their transferees will offer or sell their shares.

        We are not offering or selling any of our ordinary shares pursuant to this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares offered by this prospectus. We will bear all expenses in connection with the preparation of this prospectus.

        Our ordinary shares are listed for trading on the Nasdaq SmallCap Market under the symbol "RADIF." On August 10, 2004, the closing price of our ordinary shares on the Nasdaq SmallCap Market was $1.64.

These securities involve a high degree of risk. See "Risk Factors" beginning on page 6.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.







                                 AUGUST 11, 2004



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                                Table of Contents
                                -----------------

                                                                         Page
                                                                         ----
Notice Regarding Forward-Looking Statements.........................       3
Prospectus Summary..................................................       4
Risk Factors........................................................       6
Capitalization and Indebtedness.....................................      17
Reasons for the Offer and Use of Proceeds...........................      18
Market Price Data...................................................      18
Selected Consolidated Financial Data................................      18
Selling Shareholders................................................      20
Offer Statistics, Expected Time Table and Plan of Distribution......      22
Expenses Associated with the Registration...........................      24
Foreign Exchange Controls and Other Limitations.....................      25
Experts.............................................................      25
Legal Matters.......................................................      26
Material Changes....................................................      26
Where You Can Best Find More Information; Incorporation
of Certain Information by Reference.................................      26
Enforceability of Civil Liabilities.................................      27


        When you are deciding whether to purchase the ordinary shares being offered by this prospectus, you should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone to provide you with different information. We are not making any offer of the ordinary shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

        In this prospectus, "we," "us," "our," the "Company" and "Rada" refer to Rada Electronic Industries Ltd., an Israeli company, and our subsidiary.

        We are a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934, or the Exchange Act. As a result, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from Section 16 of

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the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

        We distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public or certified public accountant. We prepare our financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States. All references to "dollars" or "$" in this prospectus are to United States dollars, and all references to "shekels" or "NIS" are to New Israeli Shekels.

                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated in it by reference contain forward-looking statements which involve known and unknown risks and uncertainties. We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as "may," "will," "should," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential" or the negative of such terms, or other comparable terminology.

        Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption "Risk Factors" and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources. Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

                               PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information about us, the ordinary shares that may be sold from time to time, and our financial statements and the notes to them, all of which appear elsewhere in this prospectus or in the documents incorporated by reference in this prospectus.

                         RADA ELECTRONIC INDUSTRIES LTD.

        We develop, manufacture and sell automated test equipment, avionics products and ground debriefing systems and provide manufacturing services for military and commercial use, mainly in Israel, the U.S. and Europe. We refer to these activities as our core business. We also provide test and repair services using our CATS(R) testers and test program sets through our Chinese subsidiary.

        We were incorporated in Israel on December 8, 1970 and have one majority owned subsidiary in China. Our registered offices and principal place of business are located at 7 Giborei Israel Street, Netanya 42504, Israel, and our telephone number is 972-9-892-1111. Our address on the internet is www.rada.com. Our agent for service of process in the U.S. is Puglisi & Associates.

            PRIVATE PLACEMENT OF ORDINARY SHARES, CONVERTIBLE NOTES,
                   WARRANTS AND ADDITIONAL INVESTMENT RIGHTS

        On July 12, 2004, we concluded a private placement of 1.8 million of our ordinary shares. The purchase price was $1.60 per share. We also granted the investors a right to purchase up to an aggregate of 1.1 million additional ordinary shares at $2.10 per share issuable upon the exercise of additional investment rights which expire 24 months following the effective date of the registration statement of which this prospectus is a part. In addition, we issued an aggregate of $3.0 million principal amount of convertible notes. The convertible notes will mature in three years, bear interest at a rate of six month LIBOR plus 2.5% and are convertible at the investors' option at a conversion price of $2.10 per share. We granted the purchasers of the convertible notes a right to purchase up to an aggregate of 937,500 additional ordinary shares at $2.50 per share issuable upon the exercise of warrants which expire on January 12, 2010. We are filing this prospectus, at our expense, as required by the securities purchase agreement with the selling shareholders. We will not receive any proceeds from the resale of the common stock by the selling shareholders.

                                  THE OFFERING

Ordinary shares offered.........  6,305,892 shares, including 1,800,000 ordinary shares that were issued to the
                                  selling shareholders and up to: (i)
                                  1,857,142 shares issuable upon conversion of convertible notes; (ii) 1,430,000 shares issuable upon exercise of outstanding additional investment rights; and (iii) 1,218,750 shares issuable upon exercise of outstanding warrants.

Nasdaq SmallCap Market Symbol...  "RADIF"

Use of proceeds.................  We will  not  receive  any  proceeds  from the sale of the ordinary shares
                                  offered hereby. We will,
                                  however, receive the proceeds
                                  from the exercise of the
                                  warrants if and when they are
                                  exercised.

                                  RISK FACTORS

        Investing in our ordinary shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. Our business, prospects, financial condition and results of operations could be adversely affected due to any of the following risks. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Our Industry

We have a history of losses, and may not be able to maintain profitable operations in the future.

        We reported a net profit of $758,000 for the fiscal year ended December 31, 2003, but incured losses in the five preceding years. As of December 31, 2003 our accumulated deficit was $57.7 million. No assurance can be given that we will be able to maintain our current level of revenues or profitability in the future.

We may need to raise additional capital in the future, which may not be available to us.

        Our working capital requirements and the cash flow provided by our operating activities are likely to vary greatly from quarter to quarter, depending on the timing of orders and deliveries, the build-up of inventories, and the payment terms offered to our customers. As a consequence of our significant losses, we incurred significant bank debt and sold equity and debt securities in private placements in the years 1997 through 2003. In June 2003 we reached an agreement to restructure our debt with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. that significantly improved our financial position. We may need to raise additional funds for a number of uses, including:

     o    working capital and operating activities;

     o    implementing marketing and sales activities for our products;

     o    maintaining and expanding research and development programs;

     o    hiring additional qualified personnel; and

     o    supporting an increased level of operations.

        We may not be able to obtain additional funds on acceptable terms or at all. If we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations and we may not be able to:

     o    develop new products;

     o    enhance our existing products;

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     o    remain current with evolving industry standards;

     o    fulfill our contractual obligations;

     o    take advantage of future opportunities;

     o    respond to competitive pressures or unanticipated requirements; or

     o    retain our listing on the Nasdaq SmallCap Market.

        If adequate funds are not available to us, our business, results of operations and financial condition will be materially and adversely affected. Any equity or debt financings, if available at all, may cause dilution to our then-existing shareholders and may increase our financing expenses. If additional funds are raised through the issuance of equity securities, the net tangible book value per share of our ordinary shares would decrease and the percentage ownership of then current shareholders would be diluted.

We cannot assure you that our shareholders or our banks will continue to provide sufficient funds to finance our operations.

        During the four years ended December 31, 2003, we relied predominately on our principal shareholders and, to a lesser degree, on new investors to provide us with working capital. During this period, they provided us with $13.1 million in equity capital, convertible debt and loans. In June 2003, we also reached an agreement with Bank Hapoalim B.M. and Bank Leumi Le Israel B.M., or the Banks to restructure $3.451 million of our debt to them. Pursuant to the agreement, we paid the Banks $1.1 million on account of our debt to them and they forgave $1.1 million in debt and agreed to accept warrants to purchase 3,781,995 of our ordinary shares, exercisable at par value per share, in lieu of $1.251 million of debt. We cannot assure you that our shareholders or Banks will continue to provide us with funds when requested, and that such funds, if any, will be sufficient to finance our operations. The failure of our principal shareholders or other investors to provide us with the necessary financing may result in a significant scaling back or elimination of some aspects of our operations.

Our growth strategy is based on our forming close business relationships and cooperation with major aerospace corporations; should these relationships not materialize into significant agreements or existing contracts fail to be profitably implemented, we may not be able to implement our growth strategy.

        In line with our growth strategy, we have entered into memoranda of understanding and other co-operation agreements with Smiths Electronic Systems and Lockheed Martin Aerospace to increase our penetration into the aviation market. We are currently investing and intend to continue to invest significant resources to develop these relationships. Should our relationships fail to materialize into significant agreements or should we fail to work efficiently with such parties, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

Competition in the market for automated test equipment and avionics equipment is intense and we may be unable to achieve profitability.

        The market for our products is highly competitive, and we may not be able to compete effectively in our market. Our principal competitors in the automated test equipment market are J.C. AIR, Inc., Aerospatiale Avionique and Avtron. Our principal competitors in the avionics market are Harris, Rockwell Collins, Honeywell, Elbit Systems Ltd., Israeli Aircraft Industries, R.S.L. Ltd. and Elisra Systems Ltd. We expect to continue to face competition from these and other competitors. Most, if not all, of our competitors are far larger, have substantially greater resources including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we have. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us. We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

Our initiative of providing manufacturing services may not succeed, and as a result, we may be unable to achieve profitability in our Beit-Shean production facility and may be forced to shut down its operations.

        In June 2000, we began to provide manufacturing services to original equipment manufacturers in Israel and the United States, using the manufacturing capabilities of our Beit-Shean plant. The market for our manufacturing services is highly competitive and we may not be able to compete effectively in this market. The cost of labor and the efficiency of the production equipment and production processes are crucial to our success in this market. Consequently, should we fail to maintain low labor costs, enhance our production equipment and develop new and more efficient production methods, we may have to shut down the operations of our Beit-Shean plant, which may harm our competitiveness and could adversely affect our business, results of operations and financial condition.

Reduction in military budgets worldwide may cause a reduction in our revenues, which would adversely affect our business, operating results and financial condition.

        A significant portion of our revenues is derived from the sale of products with military applications. These revenues, on a consolidated basis, totaled approximately $9.6 million, or 78% of revenues, in 2003, $6.9 million, or 66% of revenues, in 2002 and $3.1 million, or 37% of revenues, in 2001. The military budgets of a number of countries may be reduced in the future. Declines in military budgets may result in reduced demand for our products and manufacturing services. This would result in reduction in our core business' revenues and adversely affect our business, results of operations and financial condition.

Sales of our products are subject to  governmental  procurement  procedures  and practices; termination, reduction or modification of contracts with our customers, and especially with the Government of Israel, or a substantial decrease in our customers' budgets may adversely affect our business, operating results and financial condition.

        Our military aviation products are sold primarily to government agencies and authorities and government-owned companies, many of which have complex and time-consuming procurement procedures. A long period of time often elapses from the time we begin marketing a product until we actually sell that product to a particular customer. In addition, our sales to government agencies, authorities and companies are directly affected by these customers' budgetary constraints and the priority given in their budgets to the procurement of our products.

        Further, our business with the State of Israel and other governmental entities is, in general, subject to delays in funding and performance of contracts and the termination of contracts or subcontracts for convenience, among others. The termination, reduction or modification of our contracts or subcontracts with the Government of Israel in the event of change in requirements, policies or budgetary constraints would have an adverse effect on our business, operating results and financial condition.

If we do not receive the governmental approvals necessary for the export of our products, our revenues may decrease. Similarly if our suppliers and partners do not receive their government approvals necessary to export to us their products or designs, our revenues might decrease and we may fail to implement our growth strategy.

        Under Israeli law, the export of certain of our products and know-how is subject to approval by the Israeli Ministry of Defense. To initiate sales proposals with regard to exports of our products and know-how and to export such products or know-how, we must obtain permits from the Ministry of Defense. We cannot assure you that we will receive in a timely manner all the required permits for which we may apply in the future.

        Similarly, under foreign laws the export of certain military products, technical designs and spare parts require the prior approval of, or export license from, such foreign governments. In order to maintain our third party production, certain co-development activities and procurements required for the performance of certain contracts, we must receive detailed technical designs, products or products' parts samples from our strategic partners or suppliers. We cannot assure you that we will be able to receive all the required permits and/or licenses in a timely manner. Consequently, our revenues may decrease and we may fail to implement our growth strategy.

We depend on sales to key customers and the loss of one or more of our key customers would result in a loss of a significant amount of our revenues.

        A significant portion of our revenues is derived from a small number of customers. Our major customers during the three years ended December 31, 2003 were as follows:

                                              Percentage of Revenues
                                              ----------------------
                                              2001     2002     2003
                                              ----     ----     ----
Smiths Electronic Systems                       6%      34%     22%
The Boeing Company                             16%      19%     14%
Israeli Ministry of Defense                    12%       3%     11%
Israel Aviation Industries                      2%       6%     12%
Portuguese Air Force                            -        4%     19%
Tarom Romanian Air Transport                   17%       1%      -

        We anticipate that a significant portion of our future revenues will continue to be derived from sales to a small number of customers. Further, in accordance with our growth strategy, we are attempting to expand the number of our customers while building long-term relationships with them. If our principal customers do not continue to purchase products from us at current levels or if such customers are not retained and we are not able to derive sufficient revenues from sales to new customers to compensate for their loss, our revenues would be reduced and adversely affect our business, financial condition and results of operations.

We depend on a limited number of suppliers of components for our products and if we are unable to obtain these components when needed, we would experience delays in manufacturing our products and our financial results could be adversely affected.

        We acquire most of the components for the manufacturing of our products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the United States. Certain of these suppliers are currently the sole source of one or more components upon which we are dependent. Suppliers of some of the components for manufacturing require us to place orders with significant lead-time to assure supply in accordance with our manufacturing requirements. Inadequacy of operating funds may cause us to delays placement of such orders and may result in delays in supply. Delays in supply may significantly hurt our ability to fulfill our contractual obligations and may significantly hurt our business and result of operations. We cannot assure you that we will be able to continue to obtain such components from these suppliers on satisfactory commercial terms. Temporary disruptions of our manufacturing operations would ensue if we were required to obtain components from alternative sources, which may have an adverse effect on our financial results.

We rely on the airline industry and the continued financial crises in this industry adversely affect our sales.

        The airline industry is an important market for our automated test equipment products and product support services. Our ability to achieve growth and profitability in this market depends in great measure on the economic condition of the commercial aviation industry. Since 2001, and especially following the tragic events of September 11, 2001, the airline industry has suffered from economic decline that caused the bankruptcy of several airlines and imposed financial constraints on the entire industry. As a result of these conditions, the sales of our automated test equipment products have materially decreased. The continuance of the crisis in the commercial aviation industry will adversely affect our business, financial condition and results of operations.

Rapid technological changes may adversely affect the market acceptance of our products.

        The avionics market in which we compete is subject to technological changes, introduction of new products, change in customer demands and evolving industry standards. Our future success will depend upon our ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new technologies and by developing and introducing enhancements to our current products and new products. We cannot assure you that we will be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements; that we will not experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements; or that such enhancements will adequately meet the requirements of the market and achieve any significant degrees of market acceptance. If release dates of our new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition would be materially adversely affected.

We may encounter difficulties with our international operations and sales.

        While our principal executive offices are located in Israel, 74% of our sales in 2003, 86% of our sales in 2002 and 76% of our sales in 2001 were exports. This subjects us to many risks inherent in international business, including:

     o    limitations   and   disruptions   resulting  from  the  imposition  of
          government controls;

     o    changes in regulatory requirements;

     o    export license requirements;

     o    economic or political instability;

     o    trade restrictions;

     o    changes in tariffs;

     o    currency fluctuations;

     o    longer  receivable   collection  periods  and  greater  difficulty  in
          accounts receivable collection;

     o    greater difficulty in safeguarding intellectual property;

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     o    difficulties  in  managing  overseas  subsidiaries  and  international operations; and

     o    potential adverse tax consequences.

        We cannot assure you that we will be able to sustain or increase revenues from international operations or that we will not encounter significant difficulties in connection with the sale of our products in international markets or that one or more of these factors will not have a material adverse effect on our future revenues and, as a result, our business, operating results and financial condition.

Currency exchange rate fluctuations in the world markets in which we conduct business could have a material adverse effect on our business, results of operations and financial condition.

        We may be adversely affected by fluctuations in currency exchange rates. While our revenues are generally denominated in U.S. dollars, a significant portion of our expenses is incurred in NIS. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. If we were to determine that it was in our best interests to enter into any hedging transactions in the future, there can be no assurance that we will be able to do so or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. There can be no assurance such fluctuations in the future will not have a material adverse effect on revenues from international sales, and consequently, on our business, operating results and financial condition.

We are dependent on our senior management and key personnel, in particular Herzle Bodinger, our president and chairman of the board, whose loss would adversely affect our business.

        Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we are dependent on the services of Herzle Bodinger, our chairman and president. We do not carry key person life insurance on our senior management or key personnel. Any loss of the services of Herzle Bodinger, other members of senior management or other key personnel could negatively and materially affect our business.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

        Our success and ability to compete largely depends upon protecting our proprietary technology. We rely on a combination of trade secrets, copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology. Except for a patent that relates to our ACE system, we do not have any patents.

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Our products may infringe on the intellectual property rights of others.

        Third parties may assert infringement claims against us or claims that we have violated a patent or infringed on a copyright, trademark or other proprietary right belonging to them. In addition, any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend.

We may not be able to obtain title to the land and buildings of our Chinese subsidiary and may be required to initiate litigation in order to enforce our rights to receive title to such properties.

        Beijing Huarui Aircraft Components Maintenance and Services Co., Ltd. or CACS, our Chinese subsidiary, conducts its business in an approximately 16,000 square foot facility in Beijing that includes offices and test and repair facilities. The land for this facility was leased by Beijing Tianzu Forestry Company, or Tianzu, the minority shareholder in CACS, from the Chinese government for 30 years. Under a joint venture agreement, and in consideration for its equity investment in CACS, Tianzu granted CACS usage rights in the land, constructed the buildings and granted CACS the ownership of these buildings. However, the transfer of the title to the land and the buildings has not been completed, which may prevent the disposition of these assets should CACS desire to do so. Although Tianzu is legally obligated to complete such transfer of title to the land and the buildings, we can not guarantee that such transfer will be completed, or that we will not be required to initiate litigation in order to enforce our rights to receive title to the land and buildings.

Risk Factors Related to Our Ordinary Shares

Our share price has been volatile in the past and may decline in the future.

        Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

     o    quarterly variations in our operating results;

     o operating results that vary from the expectations of securities analysts and investors;

     o changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

     o announcements of technological innovations or new products by us or our competitors;

     o    announcements  by us or  our  competitors  of  significant  contracts,
          acquisitions,   strategic  partnerships,  joint  ventures  or  capital
          commitments;

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




     o    changes in the status of our intellectual property rights;

     o announcements by third parties of significant claims or proceedings against us;

     o    additions or departures of key personnel;

     o    future sales of our ordinary shares;

     o    de-listing of our shares from the Nasdaq SmallCap Market; and

     o    stock market price and volume fluctuations.

        Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

        In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources both of which could have a material adverse effect on our business and results of operations.

We may be delisted from the Nasdaq Stock Market if we fail to meet its listing maintenance requirements.

        Our shares have traded on the Nasdaq Stock Market since 1985 and on the Nasdaq SmallCap Market since June 10, 2002. During periods of 2002 and 2003, we were not in compliance with Nasdaq's continued listing requirements as our shareholders' equity fell below the Nasdaq minimum requirement of $2.5 million. As a result of our agreement with our Banks, we achieved compliance, and in November 2003, a Nasdaq Listing Qualification Panel issued a decision to continue the listing of our shares on the Nasdaq SmallCap Market. However, the panel required us to timely file reports with the SEC and Nasdaq evidencing that our shareholders' equity as of December 31, 2003 and June 30, 2004 exceeds $2.5 million. While we met this requirement as of December 31, 2003 and June 30, 2004, we cannot assure you that our shareholders' equity will continue to be greater than $2.5 million or that we will be able to satisfy the other listing maintenance requirements. In the event we incur losses in the future, we would be required to raise additional capital in order to maintain our listing on the Nasdaq SmallCap Market. Should we fail to raise the necessary capital in order to satisfy such requirements, our ordinary shares may be delisted from the Nasdaq SmallCap Market and transferred to the OTC Bulletin Board.

We do not intend to pay dividends.

        We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain future earnings, if any, to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future.

Risks Relating to Our Location in Israel

Conducting business in Israel entails special risks.

        We are incorporated under the laws of, and our executive offices, manufacturing plant and research and development facilities are located in, the State of Israel. Although most of our sales are made to customers outside Israel, we are nonetheless directly affected by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel.

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

        Many of our executive officers and employees in Israel are obligated to perform up to 36 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

The economic conditions in Israel have not been stable in recent years.

        In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passage by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the U.S. dollar.

        In 2003 approximately 25% of our expenses were in U.S. dollars or U.S. dollar-linked NIS, in 2002 approximately 39% of our expenses were in U.S. dollars or U.S. dollar-linked NIS and in 2001 approximately 45% of our expenses were in U.S. dollars or U.S. dollar-linked NIS. In each of these years, virtually all our remaining expenses were in unlinked NIS. Our expenses that are denominated in U.S. dollars or paid in Israeli currency linked to the U.S. dollar-NIS exchange rate are influenced by the extent to which any inflation in Israel is not offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the U.S. dollar. In 1998, 2001 and 2002 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation in Israel, which benefited us. In 1999 and 2000 the rate of inflation exceeded the rate of devaluation of the NIS against the U.S. dollar. In 2003 the rate of inflation was negative and the NIS was revaluated vis-a-vis the dollar. These changes, as well as the recent world-wide devaluation of the U.S. dollar, have affected our operations, financial condition and results of operations by decreasing the NIS equivalents of our U.S denominated revenues and increasing the U.S. dollar equivalents of our NIS denominated expenses. We cannot assure you that we will not be materially adversely affected in the future if the rate of inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of this devaluation lags behind increases in inflation in Israel.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

        Service of process upon our directors and officers and the Israeli experts named herein, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since substantially all of our assets, all of our directors and officers and the Israeli experts named in this annual report are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

        There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

        Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

        We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.

                         CAPITALIZATION AND INDEBTEDNESS

        The table below sets forth the capitalization of our company as of December 31, 2003, and as adjusted to give effect to the issuance and sale of the convertible notes and 1.8 million ordinary shares at a price of $1.60 per share, as well as warrants and additional investment rights, and the receipt of the net proceeds therefrom.

                               .

                                                       Actual        As Adjusted
                                                       ------        -----------
                                                            (in thousands)
   Short-term bank credit and loans.................. $  1,123        $  1,123
   Long-term loans...................................    1,220           1,220
   Convertible notes.................................      -             1,509
      Ordinary shares of NIS 0.005 par value,
        45,000,000 shares authorized;
        18,510,716 shares issued and outstanding,
        actual; 20,310,716 shares
        issued and outstanding as adjusted...........      108             110
   Additional paid-in capital........................   59,139          61,569
   Warrants..........................................    1,405           2,986
   Accumulated deficit...............................  (57,774)        (57,774)
                                                       -------         -------
      Total shareholders' equity..................... $  2,878        $  6,891
                                                      --------        --------
--------------
(*) The fair value of the warrants was calculated based on the Black-Scholes pricing model. We plan to obtain a valuation of the warrants that may change the allocation of the net proceeds to the respective elements of the private placement based on fair value.

                    REASONS FOR THE OFFER AND USE OF PROCEEDS

        We will not receive any of the proceeds from the sale by the selling shareholders of our ordinary shares. We will, however, receive the proceeds from the exercise of the additional investments rights and the warrants issued to selling shareholders if and when they are exercised. We have agreed to bear all expenses relating to the registration of the ordinary shares registered pursuant to the registration statements of which this prospectus is a part.

                                MARKET PRICE DATA

        Our ordinary shares trade on the Nasdaq SmallCap Market under the symbol RADIF. The following table sets forth, for the periods indicated, the range of high and low sales prices of the ordinary shares on the Nasdaq SmallCap Market:

     2002                                         High                  Low
     ----                                         ----                  ---
     First Quarter...........................     $1.80                $1.55
     Second Quarter..........................      1.63                 0.60
     Third Quarter...........................      0.72                 0.60
     Fourth Quarter..........................      0.64                 0.54

     2003
     ----
     First Quarter...........................     $0.68                $0.57
     Second Quarter..........................      1.04                 0.41
     Third Quarter...........................      0.76                 0.59
     Fourth Quarter..........................      2.37                 0.53

     2004
     ----
     First Quarter...........................     $2.08               $1.31
     Second Quarter .........................      4.78                1.30
     Third Quarter (through August 10).......      2.60                1.60


                      SELECTED CONSOLIDATED FINANCIAL DATA

        We have derived the following selected consolidated financial data as of December 31, 2002 and 2003 and for each of the years ended December 31, 2001, 2002 and 2003 from our consolidated financial statements which are prepared in accordance with U.S. generally accepted accounting principles and have been audited in accordance with U.S. generally accepted auditing standards. Selected consolidated financial data as of December 31, 1999, 2000 and 2001 and for each of the years ended December 31, 1999 and 2000 have been derived from other audited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and generally accepted auditing standards. The selected consolidated financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements with respect to the three years ended December 31, 2003 and as at December 31, 2002 and 2003 contained in our 2003 Annual Report on Form 20-F which is incorporated herein by reference.

                                                           Year Ended December 31,
                                             -----------------------------------------------------
                                               1999        2000        2001         2002      2003
                                               ----        ----        ----         ----      ----
                                                (U.S. dollars in thousands, except per share data)
INCOME STATEMENT DATA:
Revenues                                      $10,373     $3,816       $8,342     $10,399   $12,315
Cost of revenues                               12,707      5,307        7,416       9,223     9,592
                                               ------      -----        -----  -    -----     -----
Gross profit (loss)                            (2,334)    (1,491)         926       1,176     2,723
   Research and development expenses              428        730          534         122         -
   Marketing, selling, general and
   administrative expenses                      4,316      3,612        3,617       3,809     2,698
Operating income (loss) from
   continuing operations                       (7,078)    (5,833)      (3,225)     (2,035)       25
Financial income (expenses), net               (1,141)      (861)        (210)       (364)      708
Other income (expenses), net                      505        563          (30)       (290)       (2)
Operating income (loss)                        (7,714)    (6,131)      (3,465)     (2,689)      731
Equity in loss of affiliated company             (101)         -            -           -         -
Minority interest in losses of subsidiary         292         32           96         206        27
Income (loss) from continuing
   operations                                  (7,523)    (6,099)      (3,369)     (2,483)      758
Gain from disposal of discontinued
   segment (net of tax)                           306          -            -           -         -
Net income (loss)                             $(7,217)   $(6,099)     $(3,369)    $(2,483)     $758
                                              =======    =======      =======     =======      ====
Basic net income (loss) per share
   from continuing operations                  $(0.77)    $(0.46)      $(0.24)     $(0.15)    $0.04
                                               ======     ======       ======      ======     =====
Diluted net income (loss) per share
   from continuing operations                  $(0.77)    $(0.46)      $(0.24)     $(0.15)    $0.04
                                               ======     ======       ======      ======     =====
Basic income per share from
  discontinued operations                      $ 0.03        $ -          $ -         $ -       $ -
                                               ======        ===          ===         ===       ===
Diluted net income per share from
  discontinued operations                      $ 0.03        $ -          $ -         $ -       $ -
                                               ======        ===          ===         ===       ===
Basic net earnings (loss) per share            $(0.74)    $(0.46)      $(0.24)     $(0.15)    $0.04
                                               ======     ======       ======      ======     =====
Diluted net earnings (loss) per share          $(0.74)    $(0.46)      $(0.24)     $(0.15)    $0.04
                                               ======     ======       ======      ======     =====
Weighted average number of shares used
to compute basic net income(loss) per share     9,722     13,305       13,817      16,555    18,511
                                                =====     ======       ======      ======    ======
Weighted average number of shares used
to compute diluted net income (loss) per share  9,722     13,305       13,817      16,555    19,704
                                                =====     ======       ======      ======    ======

                                                              As of December 31,
                                              -----------------------------------------------------
                                                1999        2000        2001        2002       2003
                                                ----        ----        ----        ----       ----
                                                            (U.S. dollars in thousands)
BALANCE SHEET DATA:
Working capital deficiency..............      $(8,419)   $(8,668)     $(9,446)    $(8,055)  $(2,716)
Total assets............................       19,918     18,874       16,332      14,607    14,549
Short-term credits and current
maturities of long-term debt............        5,378      5,624        5,920       5,697     1,123
Long-term debt, net of current maturities.        811          8            -           -     1,220
Shareholders' equity....................        4,329      4,069          700         485     2,878

                              SELLING SHAREHOLDERS

        The ordinary shares being offered by the selling shareholders were issued pursuant to a Securities Purchase Agreement, dated as of July 9, 2004, and are issuable upon conversion of the convertible notes and upon exercise of the warrants and additional investment rights. For additional information regarding the issuance of those shares, convertible notes, warrants and additional investment rights, see "Private Placement of Ordinary Shares, Convertible Notes, Warrants and Additional Investment Rights" above. We are registering the ordinary shares in order to permit the selling shareholders to offer the shares for resale from time to time. Except for the ownership of the Ordinary Shares, the Convertible Notes, the Warrants and the Additional Investment Rights issued pursuant to the Securities Purchase Agreement, the selling shareholders have not had any material relationship with us within the past three years.

        The table below lists the selling shareholders and other information regarding the beneficial ownership of the ordinary shares by each of the selling shareholders. The second column lists the number of ordinary shares beneficially owned by each selling shareholder, based on its ownership of the ordinary shares, convertible notes, warrants and additional investment rights, as of the date of this prospectus, assuming conversion of all convertible notes and exercise of the warrants and additional investment rights held by the selling shareholders on that date, without regard to any limitations on conversions or exercise.

        The third column lists the ordinary shares being offered by this prospectus by the selling shareholders.

        In accordance with the terms of registration rights agreements with the selling shareholders, this prospectus generally covers the resale of at least sum of (i) the number of ordinary shares initially issued pursuant to the Securities Purchase Agreement and (ii) 130% of the sum of (x) the number of ordinary shares issuable upon conversion of the convertible notes as of the trading day immediately preceding the date the registration statement is initially filed with the SEC, (y) the number of ordinary shares issuable upon exercise of the related warrants and additional investment rights as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the conversion price of the convertible notes and the exercise price of the warrants and the additional investment rights may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

        Under the terms of the convertible notes, the warrants and the additional investment rights, a selling shareholder may not convert the convertible notes, or exercise the warrants or additional investment rights, to the extent such conversion or exercise would cause such selling shareholder, together with its affiliates, to beneficially own a number of ordinary shares which would exceed 4.99% of our then outstanding ordinary shares following such conversion or exercise, excluding for purposes of such determination ordinary shares issuable upon conversion of the convertible notes which have not been converted and upon exercise of the warrants and additional investment rights which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

                                                                                  Number of
                                   Number of Ordinary    Maximum Number of     Ordinary Shares
                                  Shares Beneficially    Ordinary Shares to      Beneficially
                                    Owned Prior to      be Sold Pursuant to         Owned
  Name of Selling Shareholder           Offering          this Prospectus       After Offering
  ---------------------------           --------          ---------------       --------------
Smithfield Fiduciary LLC (1)           1,985,244             1,985,244                -
Omicron Master Trust (2)               1,072,405             1,072,405                -
Iroquois Capital LP (3)                1,615,124             1,615,124                -
Portside Growth and
Opportunity Fund (4)                   1,072,405             1,072,405                -
Scot J. Cohen                             56,071                56,071                 -
Richard Abbe                              56,071                56,071                 -
BL Cubed LLC (5)                         224,287               224,287                 -
Frederick Berdon                         112,143               112,143                 -
John Kaufman                              56,071                56,071                 -
Paul Masters IRA                          56,071                56,071                 -

-------------------

(1) Highbridge Capital Management, LLC ("Highbridge"), is the trading manager of Smithfield Fiduciary LLC ("Smithfield") and consequently has voting control and investment discretion over the ordinary shares held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the shares held by Smithfield.

(2) Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda ("Omicron"), Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited ("Winchester") serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the ordinary shares owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the ordinary shares owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such ordinary shares. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the ordinary shares owned by Omicron and, as of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the ordinary shares owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the ordinary shares owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such ordinary shares and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the ordinary shares being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC's Regulation 13D-G) controls Omicron and Winchester.

(3) Joshua Silverman has voting control and investment discretion over securities held by Iroquois Capital LP. Mr. Silverman disclaims beneficial ownership of the ordinary shares held by Iroquois Capital LP.

(4) Ramius Capital Group, LLC ("Ramius Capital") is the investment adviser of Portside Growth & Opportunity Fund ("Portside") and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S& Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any ordinary shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these ordinary shares.

(5) Mel C. Lifshitz, a member of BL Cubed LLC has voting control and investment discretion over securities held by BL Cubed LLC. Mr. Lifshitz disclaims beneficial ownership of the ordinary shares held by BL Cubed LLC.

                      OFFER STATISTICS, EXPECTED TIME TABLE
                            AND PLAN OF DISTRIBUTION

        We are registering the ordinary shares issued and issuable upon conversion of the convertible notes and upon exercise of the warrants and additional investment rights to permit the resale of these ordinary shares by the holders of the ordinary shares, convertible notes, warrants and additional investment notes from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares. We will bear all fees and expenses incident to our obligation to register the ordinary shares.

        The selling shareholders may sell all or a portion of the ordinary shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the ordinary shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent's commissions. The ordinary shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

     o on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

     o    in the over-the-counter market;

     o in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

     o through the writing of options, whether such options are listed on an options exchange or otherwise;

     o    ordinary   brokerage   transactions  and  transactions  in  which  the
          broker-dealer solicits purchasers;

     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o    purchases  by  a   broker-dealer   as  principal  and  resale  by  the
          broker-dealer for its account;

     o    an  exchange   distribution  in  accordance  with  the  rules  of  the
          applicable exchange;

     o    privately negotiated transactions;

     o    short sales;

     o    sales pursuant to Rule 144;

     o broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

     o    a combination of any such methods of sale; and

     o    any other method permitted pursuant to applicable law.

        If the selling shareholders effect such transactions by selling ordinary shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the ordinary shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the ordinary shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the ordinary shares in the course of hedging in positions they assume. The selling shareholders may also sell ordinary shares short and deliver ordinary shares covered by this prospectus to close out short positions. The selling shareholders may also loan or pledge ordinary shares to broker-dealers that in turn may sell such shares.

        The selling shareholders may pledge or grant a security interest in some or all of the convertible notes, warrants, additional investment rights or ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the ordinary shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        The selling shareholders and any broker-dealer participating in the distribution of the ordinary shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the ordinary shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of ordinary shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

        Under the securities laws of some states, the ordinary shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the ordinary shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

        There can be no assurance that any selling shareholder will sell any or all of the ordinary shares registered pursuant to the shelf registration statement, of which this prospectus forms a part.

        The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the ordinary shares by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the ordinary shares to engage in market-making activities with respect to the ordinary shares. All of the foregoing may affect the marketability of the ordinary shares and the ability of any person or entity to engage in market-making activities with respect to the ordinary shares.

        We will pay all expenses of the registration of the ordinary shares pursuant to the registration rights agreement; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

        Once sold under the shelf registration statement, of which this prospectus forms a part, the ordinary shares will be freely tradable in the hands of persons other than our affiliates.

                    EXPENSES ASSOCIATED WITH THE REGISTRATION

        We have agreed to bear all expenses relating to the registration of our ordinary shares registered pursuant to the registration statement of which this prospectus is a part. We estimate these expenses to be approximately $37,400.00, which include the following categories of expenses:

         SEC registration fee...............................       $   1,318
         Printing and photocopying..........................           5,000
         Legal fees and expenses............................          25,000
          Accounting fees and expenses......................           5,000
         Transfer agent and registrar fees and expenses.....           1,000
         Miscellaneous expenses.............................              81
                                                                   ------------
                 Total Expenses.............................       $  37,400
                                                                   ------------


                 FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

        The Israeli Currency Control Law, 1978 imposes certain limitations concerning foreign currency transactions and transactions between Israeli and non-Israeli residents, which limitations may be regulated or waived by the Controller of Foreign Exchange at the Bank of Israel, through "general" and "special" permits. In May 1998, a new "general permit" was issued pursuant to which substantially all transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of ordinary shares and any amounts payable upon the dissolution, liquidation or winding up of the affairs of Rada, as well as the proceeds of any sale in Israel of Rada's securities to an Israeli resident are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) such payments. Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in U.S. dollars.

        The State of Israel does not restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

                                     EXPERTS

        Our financial statements incorporated by reference in our Annual Report (Form 20-F) for the year ended December 31, 2003, have been audited by Kost, Forer, Gabbay & Kasierer, A Member of Ernst & Young Global, independent registered public accounting firm as set forth in their report incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        Our consolidated financial statements incorporated by reference in our Annual Reports (Form 20-F) for the years ended December 31, 2002 and 2001, have been audited by Luboshitz Kasierer, an Affiliate member of Ernst & Young International, independent auditors as set forth in their report incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

        Certain legal matters in connection with the registration of the ordinary shares hereunder with respect to Israeli law will be passed upon for us by S. Friedman & Co., Advocates, Tel Aviv, Israel, our Israeli counsel.

                                MATERIAL CHANGES

        Except as otherwise described our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and in our Reports on Form 6-K filed under the Exchange Act and incorporated by reference herein, no reportable material changes have occurred since December 31, 2003.

           WHERE YOU CAN BEST FIND MORE INFORMATION; INCORPORATION OF
                        CERTAIN INFORMATION BY REFERENCE

        This prospectus is a part of a registration statement on Form F-3, Registration No. 333-117954, which we filed with the Securities and Exchange Commission under the Securities Act of 1933. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules thereto. As such we make reference in this prospectus to the registration statement and to the exhibits and schedules thereto. For further information about us and about the securities we hereby offer, you should consult the registration statement and the exhibits and schedules thereto. You should be aware that statements contained in this prospectus concerning the provisions of any documents filed as an exhibit to the registration statement or otherwise filed with the SEC are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

        We file annual and special reports and other information with the Securities and Exchange Commission (Commission File Number 0-15375). These filings contain important information which does not appear in this prospectus. For further information about us, you may read and copy these filings at the SEC's public reference room at 450 Fifth Street, N.W, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of our filings from the public reference room by calling (202) 942-8090.

        The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered.

     o Our Annual Report on Form 20-F for the fiscal year ended December 31, 2003;

     o Our Reports on Form 6-K submitted to the SEC on February 26, 2004, July 12, 2004, July 13, 2004 (two filings) and July 29, 2004.

     o The description of our Ordinary Shares contained in our Registration Statement on Form 8-A, including any amendment or reports for the purpose of updating such description.

        In addition, we may incorporate by reference into this prospectus our reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this prospectus.

        Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

        We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to Rada Electronic Industries Ltd. 7 Giborei Israel Street, Netanya 42504, Israel. Attn: Elan Sigal, Chief Financial Officer, telephone number (972)(9) 892-1129. You may also obtain information about us by visiting our website at www.rada.com. Information contained in our website is not part of this prospectus.

        We are an Israeli company and are a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934. As a result, (1) our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, (2) transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act, and (3) until November 4, 2002, we were not required to make, and did not make, our SEC filings electronically, so that those filings are not available on the SEC's Web site. However, since that date, we have been making all required filings with the SEC electronically, and these filings are available over the Internet at the SEC's Web site at http: // www.sec.gov.

                       ENFORCEABILITY OF CIVIL LIABILITIES

        Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

        We have been informed by our legal counsel in Israel, S. Friedman & Co. Advocates, that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter including a monetary or compensatory judgment in a non-civil matter, obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel, the laws of which do not prohibit the enforcement of judgment of Israeli courts, provided that:

     o    the judgment is enforceable in the state in which it was given;

     o adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

     o the judgment and the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel;

     o the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

     o an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court and the judgment is no longer appealable and the judgment is executory in the country in which it was given.

        We have irrevocably appointed Puglisi & Associates as our agent to receive service of process in any action against us in the state and federal courts sitting in the City of New York, Borough of Manhattan arising out of this offering or any purchase or sale of securities in connection therewith.

        If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date thereof, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at such time. Judgment creditors must bear the risk of unfavorable exchange rates.

                         RADA ELECTRONIC INDUSTRIES LTD.







                            6,305,892 Ordinary Shares






                          ----------------------------


                                   PROSPECTUS


                          ----------------------------





               You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer to sell or buy any of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date that appears below.



                                 August 11, 2004